UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number: 001-31221

Total number of pages: 8

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	DoCoMo to Offer Free 24/7 Domestic Calling to Family Members
2.	NTT DoCoMo to Revise i-mode Monthly Charge
3.	Flat-rate Intragroup Domestic Calling for up to 300 Corporate Lines

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: February 27, 2008	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

For Immediate Release

DoCoMo to Offer Free 24/7 Domestic Calling to Family Members

TOKYO, JAPAN, February 27, 2008 — NTT DoCoMo, Inc. and its eight regional subsidiaries announced today that domestic voice calls between family members subscribing to the Fami-wari MAX50 billing plan, currently discounted at 30% off regular rates, will become completely free on a 24-hour/7-days-per-week basis effective April 1, 2008.

Subscribers to Fami-wari MAX50, the minimum two-year service with special discounts for families launched in August 2007, will also receive a 60% discount (currently 30%) on domestic videophone calls to family members.

Fami-wari MAX50 subscribers already enjoy a number of benefits, including basic monthly fees reduced by 50% from the first year of subscription and free i-mode™ mail with family members.

In addition to the above, users who have been with DoCoMo at least 10 years and subscribe to both the original Family Discount (or Office Discount) and the New Ichinen Discount service for minimum one-year contracts will receive free domestic voice calls to family members.

Furthermore, beginning June 1, 2008, corporate users who subscribe to both the Office-wari MAX50 service and the Office-wari service will also receive free voice and 60% off videophone charges for domestic calls to lines within the same group.

For further information, please contact:

Shuichiro Ichikoshi or Shinya Yokota

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves over 53 million customers, including 42 million people subscribing to FOMA, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, FOMA and mova are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

Attachment 1

Free Calls Among Group Members of Family Discount Service

1.	Service

Subscribers to the Fami-wari MAX50 discount service, who currently receive a discount of 30% for domestic voice calls to family members, will be able to make these calls for free on a 24-hour/7-day-per-week basis beginning April 1, 2008. They also will receive a discount of 60% for domestic videophone calls to family members.

	Current	From April 1
Family Voice Calls	30% discount	Free
Family Videophone Calls	30% discount	60% discount

Note 1: International calls and Push TalkTM calls are not applicable.

Note 2: Calls that continue for an excessive period of time may be terminated if DoCoMo determines that they interfere with other communication.

The same new rates will be offered to other subscribers as well:

•	Users subscribing to both Family Discount and New Ichinen Discount, and who have been with DoCoMo for at least ten years.

•	Users subscribing to both Family Discount and Hearty Discount™

Example:

2.	Application

Not required.

Note: Fami-wari Wide subscribers must newly subscribe to Fami-wari MAX50 to receive this service.

*	Hearty Discount and PushTalk are trademarks of NTT DoCoMo, Inc.

Attachment 2

Free Calls Among Group Members of Office Discount Service

1.	Service

Free domestic voice calls, and discounts of 60% for domestic videophone calls to lines within the same group, will be applied on a 24-hour/7-day-per-week basis to corporate customers subscribing to both the Office Discount and Office-wari MAX50 services, starting June 1, 2008.

	Currently	From June 1
Intragroup Voice Calls	30% discount	Free
Intragroup Videophone Calls	30% discount	60% discount

Note 1: International calls and Push Talk calls are not applicable,

Note 2: Calls that continue for an excessive period of time may be terminated if DoCoMo determines that they interfere with other communication.

The same new rates will be offered to other subscribers as well:

•	Users subscribing to both Office Discount and New Ichinen Discount, and who have been with DoCoMo for at least ten years.

Note: New rates will be effective from June 1, 2008.

Example:

2.	Application

Not required.

For Immediate Release

NTT DoCoMo to Revise i-mode Monthly Charge

TOKYO, JAPAN, February 27, 2008 — NTT DoCoMo, Inc. and its eight regional subsidiaries announced today that the company will revise upward the i-modeTM Usage Charge from 210 yen to 315 yen per month (including tax) for both FOMATM and movaTM users, effective June 1, 2008. Packet transmission charges will remain unchanged.

The revision will allow DoCoMo to continue providing user-friendly basic services, including an ever-expanding selection of free-i-mode pages and a safe, secure browsing environment featuring spam protection and internet filtering for underage users.

The revision will also cover costs arising from the significant increase in data communication volume that has been sparked by a new trend in mobile internet lifestyles: users downloading a huge number of large files (such as movies and music) with highly functional handsets.

DoCoMo has been offering lower monthly charges for mobile internet service compared to other Japanese mobile phone operators while providing users with an efficient network delivering fast, economical downloads. By further developing its infrastructure and services, DoCoMo intends to continue delivering a positive mobile lifestyle experience to millions of i-mode users.

For further information, please contact:

Shuichiro Ichikoshi or Shinya Yokota

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves over 53 million customers, including 42 million people subscribing to FOMA, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, FOMA and mova are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

For Immediate Release

Flat-rate Intragroup Domestic Calling for up to 300 Corporate Lines

TOKYO, JAPAN, February 27, 2008 — NTT DoCoMo, Inc. and its eight regional subsidiaries today announced a new service for DoCoMo’s 3G FOMA™ corporate subscribers that will offer flat-rate billing for domestic calls among all lines registered under the same subscriber contract beginning June 1, 2008.

The monthly service fee (separate from the basic monthly charge) will be 945 yen (including tax) per registered line.

Free-time allowances for calls to other (non-group) lines will remain unchanged in accordance with the terms of the subscriber’s existing contract, so users who frequently call outside of their corporate group will continue to enjoy the benefits of DoCoMo’s competitive phone rates.

The service may be used with numerous FOMA billing plans: Type M, Type L, Type LL and Type Business; Value Course Type M value, Type L value, Type LL value and Type Business value; and Type M 2in1™, Type L 2in1, Type LL 2in1 and Type Business 2in1. It also may be used in conjunction with other discount services, such as Ichinen Discount, Business Discount and Ikkatsu Discount. Office Discount, however, is excluded. The service is limited to use with contracts covering between 11 and 300 lines.

Domestic videophone, international calls and roaming, as well as PushTalk™, are not covered. Calls that continue for an excessive period of time may be terminated if DoCoMo determines that they interfere with other communication.

For further information, please contact:

Shuichiro Ichikoshi or Roland Arafat

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves over 53 million customers, including 42 million people subscribing to FOMA, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, FOMA, 2in1 and PushTalk are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.